[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 20, 2012

BY HAND AND EDGAR

Duc Dang

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Domus Holdings Corp.
Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-181988

Dear Mr. Dang:

On behalf of Domus Holdings Corp. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on June 8, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 6, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Duc Dang

Securities and Exchange Commission

July 20, 2012

General

1.	Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

In response to the Staff’s comment, the Company advises the Staff that the Amendment includes all graphics, photographs, and related captions or other artwork that the Company currently intends to use in the prospectus. The Company acknowledges that additional graphics and pictorial representations, if any, should not be included in any preliminary prospectus distributed to prospective investors prior to the time the Staff completes its review.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company is submitting supplementally to the Staff support, in hard copy form, for all quantitative and qualitative business and industry data used in the Amendment and has clearly marked the specific language in the supporting materials that supports each statement. The Company confirms that no supporting materials were prepared specifically for the Company in connection with this offering. The Company will update its disclosure to the extent more recent information becomes available.

The Company will note on the face of the supporting material that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the Staff review process.

3.	Please include the names of the lead underwriters in your next amendment or advise. Depending on your response, if you do not include the names of the lead underwriters in the next amendment, we may suspend our review of the filing until the names of the lead underwriters have been disclosed.

Duc Dang

Securities and Exchange Commission

July 20, 2012

In response to the Staff’s comment, the Company advises the Staff that the Company has included the names of the underwriters that the Company currently expects to be among the lead underwriters on the cover page of the Amendment.

4.	We note your disclosure of pro forma balance sheet data on page 9 of your filing. Please revise your filing to include pro forma financial statements in the form required by Article 11 of Regulation S-X. Please include separate columns for the adjustments and footnotes explaining how the adjustments were calculated.

In response to the Staff’s comment, the Company has revised the Registration Statement as requested. Please see pages 55 to 59 of the Amendment.

5.	We note that you anticipate conducting a reverse stock split prior to the completion of the offering. Please tell us if the reverse split is effective. Also, confirm that you will retroactively restate your financial statements to reflect the reverse split when effective.

In response to the Staff’s comment, the Company advises the Staff that its anticipated reverse stock split is not yet effective. The Company confirms that it will retroactively amend its financial statements to reflect the reverse stock split when effective. The Company expects to effect the reverse stock split prior to distributing any preliminary prospectus to investors and has revised the Registration Statement to that effect.

Prospectus Summary, page 1

6.	You indicate that you have reduced your “operating cost base” by approximately $500 million since 2005. Please define your use of the term “operating cost base.”

In response to the Staff’s comment, the Company has revised the Registration Statement to include the following underlined revisions:

We have reduced our operating cost base, which we define as our operating, marketing, and general and administrative expenses, which are line items on the face of our statement of operations included elsewhere in this prospectus, by approximately $500 million since 2005, primarily through reductions in salaries and related employee expense, occupancy costs and marketing expenses.

Please see pages 1 and 110 of the Amendment.

Duc Dang

Securities and Exchange Commission

July 20, 2012

Our Strengths, page 5

7.	You discuss your strengths in detail in this summary but only briefly note some risks on page 7. Please revise to balance your disclosure by also discussing your net losses, negative equity, the dilution due to prior prices paid by current investors and the convertible note holders, and any other material negative aspects of your business and operations. Regarding the convertible notes, please highlight, here, the conversion price and the effective registration statement covering the resale of shares underlying the convertible notes.

In response to the Staff’s comment, the Company has revised the Registration Statement to balance the disclosure in the summary, including providing additional disclosure with respect to net losses, negative equity, dilution and other material negative aspects of the Company’s business and operations. The Company has also revised the summary in the Registration Statement to highlight information regarding the Convertible Notes, including the conversion price and the effective registration statement covering the resale of shares underlying the Convertible Notes. Please see pages 5, 7, 8, 9, 10 and 21 of the Amendment.

Summary Historical Consolidated Financial Data, page 9

8.	Please amend to present ‘Net cash used in investing activities’ and ‘Net cash flow provided by (used in) financing activities’ when you present ‘Adjusted free cash flow.’ Please refer to Item 10(e) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.06.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the captions “Net cash (used in) provided by operating activities”, “Net cash used in investing activities” and “Net cash provided by (used in) financing activities” in the section entitled “Summary Historical Consolidated Financial Data.” Please see page 12 of the Amendment.

Use of Proceeds, page 39

9.	Please revise to provide the disclosure requested by Instruction 4 to Item 504 of Regulation S-K for the “certain outstanding indebtedness” that you will repay or redeem with the proceeds of this offering.

In response to the Staff’s comment, the Company has revised the Registration Statement as requested. Please see page 49 of the Amendment.

Duc Dang

Securities and Exchange Commission

July 20, 2012

Operating Statistics, page 46

10.	Please tell us why you excluded “non-standard incentives” from the net effective royalty rate and if the annual volume incentives referenced on page 48 are reflected in the rate figures.

In response to the Staff’s comment, the Company advises the Staff that the net effective royalty rate is calculated as the amount of royalties paid to the Company as a percentage of gross commission income. Royalty fees are charged to all franchisees pursuant to the terms of the relevant franchise agreements and are included in each of the real estate brands’ Franchise Disclosure Documents. Non-standard incentives are occasionally used by the sales force as enticements for new or renewing franchisees. The most common incentive currently offered to these franchisees is conversion notes, which are described on page 121 of the Amendment. These notes may be provided to real estate franchisees associated with a competing brand or to an unaffiliated company to defray the costs of converting to one of the Company’s brands, such as new signage and marketing costs. Conversion notes are only offered to approximately 10-15% of the Company’s franchisees. Due to the limited number of franchisees that receive these non-standard incentives, the Company believes excluding such incentives from the net effective royalty rate provides a more meaningful average for typical franchisees and is more meaningful to investors.

The annual volume incentives referenced on page 64 of the Amendment are different from non-standard incentives and are reductions in the standard royalty fee rates charged to franchisees based on annual gross commission income targets detailed in each franchise agreement. These annual volume incentives are available to substantially all franchisees and are included in the calculation of the net effective royalty rate.

11.	Please tell us the significance, if any, of the rate obtained by dividing the gross commission income per side by the average homesale price and explain why such rate is different from the average homesale brokerage commission rate.

In response to the Staff’s comment, the Company advises the Staff that the average homesale brokerage commission rate is calculated as gross commission income for homesales divided by the product of closed homesale sides and average homesale price. The gross commission income for homesales used in this calculation excludes approximately $200 million of gross commission income, which is primarily from leasing and property management income. The exclusion of this commission income results in a slightly lower average broker commission rate than would otherwise be obtained by dividing the gross commission income per side by the average homesale price. The Company believes this calculation methodology better reflects the average broker commission rate for homesale transactions and is more useful in providing investors with comparable industry metrics. Such metrics allow investors to make estimates of the Company’s homesale revenue based on their own assumptions about the housing industry as

Duc Dang

Securities and Exchange Commission

July 20, 2012

a whole. For purposes of providing enhanced disclosure, the Company has revised footnote (h) on page 62 of the Amendment to indicate that gross commission income includes commissions earned in homesale transactions and certain other activities, primarily leasing and property management transactions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Key Drivers of Our Business, page 53

12.	Please clarify the significance and relevance of the table illustrating the EBITDA impact on hypothetical changes in your homesale sides or average prices. Also, clarify whether it is reasonably possible for such figures to change while all else remained constant.

In response to the Staff’s comment, the Company advises the Staff that the Company includes the table illustrating the impact to EBITDA from hypothetical changes to homesale sides and average price in order to allow investors to make their own assumptions about the key metrics of the housing industry and calculate the potential impact to the Company. Homesale side and average price are widely available metrics used by outside industry analysts and experts. These are the primary metrics the Company uses to analyze its business and create financial forecasts. Including this information in the Company’s filings provides additional transparency to investors. The Company has revised the Registration Statement to include the following disclosure:

We believe that homesale sides and average selling prices are the two most important drivers of our business. However, the impact to EBITDA included in the table below is an estimate, and may change as a result of factors not considered, such as changes to the average broker commission rate, agent commissions and overhead costs.

Please see page 72 of the Amendment.

Results of Operations, page 55

Three Months Ended March 31, 2012 vs. Three Months Ended March 31, 2011, page 55

Company Owned Real Estate Brokerage Services, page 58

13.	If your commission expenses increased at a higher rate than your revenues, please discuss the reason for such divergence.

Duc Dang

Securities and Exchange Commission

July 20, 2012

In response to the Staff’s comment, the Company advises the Staff that the Company has revised the Registration Statement to include the following disclosure:

Commission expense as a percentage of gross commission income increased slightly compared to the same period in 2011, caused by the mix of business. Commission schedules are generally progressive to incentivize agents with higher levels of production. When more of our gross commission income is earned through higher producing agents who have achieved their threshold targets, commission expense as a percentage of gross commission income will increase.

Please see page 76 of the Amendment.

Relocation Services, page 58

14.	Please revise to elaborate on how the increased initiations and referrals resulted in a $4 million increase in operating cost but only a $1 million increase in revenues.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the following underlined revisions:

The increase in revenues was primarily driven by $5 million of incremental international revenue due to increased transaction volume partially offset by a $2 million decrease in at-risk revenue driven primarily by a lower at-risk transaction volume compared to the same quarter in 2011. Other factors that offset the revenue increase were higher cost of funds on securitization obligations and lower home values offsetting higher referral volume.

EBITDA decreased $6 million as a result of a $4 million increase in operating costs. The increase in operating costs is higher than the increase in revenues in the three months ended March 31, 2012 compared with the same quarter in 2011, primarily because of incremental staffing associated with an increase in initiations, where related revenues will be recognized in later periods as services are provided. EBITDA was further impacted by a $3 million increase in employee related costs due to the 2012 bonus plan on top of the retention plan, $1 million of higher foreign currency exchange rate losses and $1 million of restructuring costs partially offset by the increase in revenues discussed above.

Please see pages 76 to 77 of the Amendment.

Duc Dang

Securities and Exchange Commission

July 20, 2012

Title and Settlement Services, page 58

15.	Please revise to discuss the reason for the average price decrease and its impact on your revenues despite the significant increase in volume. If the volume increase caused a greater increase in operating cost than in revenues, please discuss this experience.

In response to the Staff’s comment, the Company advises the Staff that the overall volume increase did not result in a greater variable operating cost increase than in revenues. As discussed on page 77 of the Amendment, volume increases resulted in a $5 million increase in revenue while variable operating costs increased $3 million.

In response to the Staff’s comment regarding the reason for the average price decrease, the Company has revised the Registration Statement to include the following:

The decrease in the average price per closing unit was primarily due to a greater percentage of total closing units being derived from refinancing closings, which have a lower average price than purchase closings.

Please see page 77 of the Amendment.

Liquidity and Capital Resources, page 67

16.	We note the amounts of cash flows used in operating activities, dividends paid, and return of capital to members for the fiscal years ended December 31, 2011 and 2010 in the statements of cash flows of PHH Home Loans LLC and Subsidiaries on page F-95. Please tell us the genesis of the dividends given that your venture did not generate cash flows from operations for such periods, and explain your consideration of these dividends as a continuing source of your cash flows. Also, please confirm if you were a recipient of the return of capital to members of PHH; tell us where these cash inflows, if applicable, are included in your statements of cash flows and your basis for their classification.

In response to the Staff’s comment, the Company advises the Staff that the dividends received by the Company in fiscal years 2011 and 2010 reflect cash distributions of the earnings of PHH Home Loans LLC (“PHH-HL”). As discussed in the notes to the financial statements, PHH-HL provides residential mortgage banking services, including the origination and sale of mortgage loans. Mortgage Loans Held for Sale represent loans originated and held until sold to permanent market investors. These loans are funded by PHH-HL’s short term borrowings, which are comprised of committed asset-backed variable-rate, repurchase facilities (the “Debt Facilities”).

Duc Dang

Securities and Exchange Commission

July 20, 2012

The nature and timing of the sale of mortgages and related short term borrowings to fund purchases may create a disconnect between net cash used in operating activities and cash available to distribute as dividends. As the business improves, operating cash is used for mortgage generation which is funded by the Debt Facilities. Due to the rapid resale of Mortgages Held for Sale to third party permanent investors, there is a short time period between when income is recorded and the subsequent collection of cash associated with that income. The Company believes that PHH-HL will continue to generate net income and will be able to provide dividends as a continuing source of our cash flows, though future dividends will continue to be dependent upon a sustainable recovery in the overall residential real estate market.

As part of the Company’s determination of whether amounts received from PHH-HL represent a return on investment or a return of capital, the Company prepared an analysis in accordance with ASC 323-10 and ASC 230-10. The Company’s analysis compared distributions received from PHH-HL to our equity earnings in the joint venture on an inception to date basis. This analysis reflects that since inception PHH-HL has generated cumulative earnings of $90,282,000 compared to distributions received from PHH-HL of $79,064,000, which supports that the amounts received are a return on our investment. As such, the Company concluded that the distributions received represent dividends (return on investment) and have been included in the operating activities section of its cash flow statement for the years ended December 31, 2011 and 2010.

Contractual Obligations, page 80

17.	We note your significant outstanding indebtedness as of March 31, 2012. Please amend to include disclosure of your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary, as such additional information would appear to be material to an understanding of your ongoing cash requirements. Refer to footnote 46 of SEC Interpretive Release 33-8350.

In response to the Staff’s comment, the Company advises the Staff that it does not believe additional disclosure of its cash requirements for interest on its debt obligations is necessary. As noted in footnote 46 of SEC Interpretive Release 33-8350, “the cash requirements for items such as interest…may not be included in the tabular disclosure, but should be discussed if material.” Accordingly, the Company believes it is not required to provide the interest payments on the face of the contractual obligations table but because the Company considers these payments to be material, it has included the disclosure of interest expense in the footnotes to the contractual obligations table. In the footnotes, the Company disclosed the interest expense related to each tranche of the Company’s fixed rate debt and the interest expense related to its variable rate debt. In addition, given the significant cash requirements for interest, the Company

Duc Dang

Securities and Exchange Commission

July 20, 2012

has disclosed its cash interest payments for the three months ended March 31, 2012 and 2011 as well as the years ended December 31, 2011, 2010 and 2009 in its cash flow discussion on pages 88 to 90 of the Amendment. Lastly, in its Liquidity Risks section on page 102 of the Amendment the Company has discussed its significant interest expense under the heading “Negative Cash Flows; Seasonality and Cash Requirements.” As a result of these disclosures, the Company respectfully submits that it has provided the investors adequate information related to its cash interest requirements.

Business, page 86

Attractive cash flow generation characteristics, page 90

18.	Please revise to explain how the NOLs of $2.1 billion will impact your cash flow.

In response to the Staff’s comment, the Company advises the Staff that, assuming a sustained recovery in the residential real estate market and the successful completion of this transaction, the Company would expect to generate U.S. federal and state taxable income as early as 2013. In such event, the Company would expect to be able to utilize its NOLs to substantially reduce its cash tax obligations beginning in 2013. The Company currently anticipates utilizing a significant portion of the $2.1 billion of NOLs by 2018. The Company has revised the Registration Statement to include the following underlined revisions:

Attractive cash flow generation characteristics. Upon completion of this offering and related transactions, we expect to reduce our annualized interest expense by approximately $350 million assuming debt balances as of March 31, 2012, which would have represented a reduction of approximately 53% of our $666 million of interest expense for the year ended December 31, 2011. We believe this reduction in our interest expense, combined with our profitability improvement with a residential real estate market recovery, modest capital expenditure requirements and the substantial reduction of future cash taxes from the anticipated utilization of our significant net operating loss carry forwards of approximately $2.1 billion as of December 31, 2011, will position us to be able to generate significant free cash flow with a residential real estate market recovery.

Please see pages 7 and 116 of the Amendment.

Legal Proceedings, page 104

Real Estate Business Litigation, page 105

19.	Please tell us how your disclosure and accounting regarding your legal and regulatory proceedings complies with ASC 450. Specifically, tell us how you determined that it was appropriate to offset the amount of loss accrued with expected contributions from insurance carriers related to Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation. Tell us if the contributions have been received or, if not, how you determined the probability of realizing these contributions.

Duc Dang

Securities and Exchange Commission

July 20, 2012

In response to the Staff’s comment, the Company advises the Staff that the settlement agreement entered into on February 16, 2012, between the Company and the plaintiffs provided for cash consideration of approximately $3.5 million payable by the Company and approximately $14.0 million payable by the Company’s insurance carriers to an escrow account established to fund the claims made by the class participants. The settlement provided that this agreement and the Company’s obligations under this agreement were contingent upon the funding by the insurance carriers of the above amount as well as the final approval of the court. On May 24, 2012 and May 29, 2012, the insurance carriers funded their cash contribution into the escrow account. The Company funded its contribution on May 30, 2012. The court subsequently granted final approval of the settlement on June 4, 2012.

Although a preliminary agreement was reached by both the plaintiffs and the Company in February 2012, this agreement was contingent upon the remittance of a cash contribution amount by the Company’s insurance carriers as well as final approval by the court. Funding and approval of the settlement did not occur until the end of May 2012 and June 4, 2012, respectively. The Company recognized that its willingness to enter into the settlement agreement established a probable and estimable exposure for this litigation and consequently recorded an accrual for its portion of the proposed settlement in its financial statements at December 31, 2011. The full amount of this settlement was subsequently accrued during the quarter ended June 30, 2012 as the amounts were funded by the insurance carriers and final court approval was granted on June 4, 2012. The Company believes that the treatment of this amount and the related accrual are consistent with ASC 450.

20.	Given that on June 5, 2012 you entered into a memorandum of understanding listing the principal terms of a proposed settlement in the proceeding Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al., please tell us how you determined that the range of reasonably possible losses for which you were able to estimate, did not have a low-end greater than $0.

In response to the Staff’s comment, the Company advises the Staff that the Company believes that the range of reasonably possible losses of zero to $20 million at March 31, 2012 was appropriate notwithstanding that it subsequently settled the Larsen action for an amount in excess of zero. As of May 2, 2012 (the date of the filing of the Company’s Form 10-Q for the three months ended March 31, 2012 (the “Form 10-Q”)) it was reasonably possible that the Larsen action and the other litigation proceedings within the reasonably possible loss category could be successfully litigated without any loss to the Company. At the same time, the Company acknowledges that it was reasonably possible that it could incur a loss in those matters of up to $20 million in settlements and/or if the actions were fully litigated.

Duc Dang

Securities and Exchange Commission

July 20, 2012

With respect to the Larsen litigation in particular, as disclosed in the Registration Statement, the Company vigorously disputed the allegations in that case and asserted numerous defenses, including lack of knowledge and participation in the fraud committed against third party investors by the shareholder of one of the Company’s former franchisees and its affiliated entities. The Company had no actual knowledge of or actual participation in the fraud and believed that it would ultimately prevail on the merits of the case. As described in the Registration Statement, on March 26, 2012, the Court granted plaintiffs motion to certify a class as to all claims except for false advertising and scheduled a trial date for November 2012. Further, the Company’s primary insurance carrier had disclaimed coverage of either liability or defense costs, which was reaffirmed by the primary carrier in a letter that the Company received in late March 2012. In April 2012, the court entered into an order to stay the case for 60 days while the parties pursued mediation. As disclosed in its Form 10-Q filed with the Commission on May 2, 2012: “Although the parties will attempt a mediation there can be no assurance the mediation will be successful particularly given the substantial size of the claims and the absence of carrier participation.” Two mediation sessions were held in Larsen, one on May 15, 2012 and the other on June 5, 2012, and the parties negotiated and entered into the memorandum of understanding at the June 5th mediation session. The Company entered into the memorandum of understanding as a matter of litigation avoidance.

Apollo Management Fee Agreement, page 136

21.	Please clarify if Apollo Management will be entitled to the fees mentioned in the second paragraph. If so, please quantify such fee.

In response to the Staff’s comment, the Company advises the Staff that the Company and Apollo Management are discussing the status of the Apollo Management Agreement post-offering, including any fees required to be paid thereunder. To the extent that Apollo Management is entitled to the fees discussed in the second paragraph, or any other fees related to the agreement, the Company confirms that it will disclose the amount of any such fees in the Registration Statement.

Description of Indebtedness, page 139

22.	You have discussed the existence of covenants and the limitations they may impose on your operations and financing, including the senior secured leverage ratio. Given your significant indebtedness, please clarify if there are any other financial covenants you believe may materially impact your operations or financing, and, if so, expand your disclosure to discuss the significant terms.

In response to the Staff’s comment, the Company advises the Staff that there are no financial covenants other than those that have been disclosed in the Registration Statement.

Duc Dang

Securities and Exchange Commission

July 20, 2012

Events of Default, page 142

23.	Please provide more detail on the cross-default provisions of the indenture.

In response to the Staff’s comment, the Company has revised the Registration Statement as requested. Please see pages 173, 176, 178, 181 and 184 of the Amendment.

Other Relationships, page 162

24.	Please revise your disclosure to identify each underwriter having a material relationship with you and disclose any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates. Refer to Item 508 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement as requested. Please see page 200 of the Amendment.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-39

2. Summary of Significant Accounting Policies, page F-40

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets, page F-43

25.	You state on page 53 that due to the prolonged downturn in the residential real estate market, a significant number of franchisees have experienced operating difficulties. You also state on page F-43 that you determined that there was no impairment of your unamortized intangible assets. Please provide us with a detailed analysis of your 2011 impairment test regarding the Real Estate Franchise Services franchise agreement with NRT; discuss the valuation methods and significant assumptions you used to determine the fair value of the asset.

In response to the Staff’s comment, the Company advises the Staff that the discussion on page 71 of the Amendment was included to discuss the operating difficulties being experienced by third party owned franchisees rather than our Company owned Real Estate Brokerage Services segment (“NRT”). During this downturn, NRT has proactively managed the business by reducing operating costs through the consolidation of offices in order to remain competitive in the market place, while maintaining its focus on the retention of independent sales associates.

Duc Dang

Securities and Exchange Commission

July 20, 2012

Throughout fiscal 2011, management did not observe any material events or circumstances that would suggest that the Real Estate Franchise Services franchise agreement with NRT might be impaired. As such, in accordance with ASC 350-30-35-18, the Company performed its annual impairment assessment of its goodwill and all other indefinite lived intangible assets at October 1, 2011. Consistent with prior years, the income approach (discounted cash flows) was deemed to be the most appropriate method of valuation for this particular intangible asset. The income approach involved determining the present value of the economic benefits (cash flows) derived by the Real Estate Franchise Services group from the agreement with NRT. The basis for the projected revenue streams for this franchise agreement was the forecasted Real Estate Franchise Services royalties received from NRT for use of the Real Estate Franchise Services tradenames.

As part of this assessment, management considered both qualitative and quantitative factors known at the time of the test. Specifically, the following factors and assumptions were incorporated into our analysis:

•

Actual royalties incurred by NRT since the Company’s last impairment of this intangible asset (2008) remained relatively constant for each of the last three years despite a continued weakness in the overall residential real estate market during the period.

•	The Company employed a fair market royalty rate reflective of existing third party franchise agreements.

•

The forecasted undiscounted cash flows associated with the agreement have increased since the date of the last impairment (2008) from approximately $3.9 billion to $4.1 billion. This improvement was driven by the significant operational cost savings initiatives to improve operating margins completed by the Company over the past several years during the downturn in the residential real estate market.

•

The above projections are inclusive of a long term (terminal) growth rate of three percent. These projections are supported by the historical results of the NRT reportable segment, as well as volume projections published by industry groups such as the National Association of Realtors (“NAR”) and the Federal National Mortgage Association (“Fannie Mae”).

•

Current macro-economic factors, including a reduction in the risk free rate, have decreased the weighted average cost of capital (“WACC”) utilized by the Company within the analysis from 12% in 2008 to 10% in 2011. This decrease in the WACC has further increased the difference between the estimated fair market value of the asset over our recorded book value since our last impairment in 2008.

Duc Dang

Securities and Exchange Commission

July 20, 2012

•	The U.S. income tax rate utilized for the tax amortization cash flow benefit of the indefinite lived intangible asset has remained consistent.

Using the projected revenue and assumptions discussed above, the Company estimated the fair value of the Real Estate Franchise Services agreement with NRT to be approximately $1.5 billion which is approximately $390 million, or 34%, greater than the carrying value of the asset. As such, the Company concluded that an impairment of the above indefinite lived intangible did not exist as of October 1, 2011.

4. Intangible Assets, page F-46

26.	We note that you amortize certain customer relationships over 20 years. Please tell us how you determined the appropriateness of such useful life.

In response to the Staff’s comment, the Company advises the Staff that the customer relationships with the 20 year life solely relate to the Cartus reportable segment. At the time of its initial purchase accounting in 2007, the Company performed a comprehensive analysis of its existing Cartus customer base to determine the appropriate useful life to amortize the recorded intangible asset. The Company focused its analysis on its largest customer base, which included clients that contributed (more than half) of Cartus’ net revenues, weighting each customer’s tenure based on its contribution to net revenue. The tenure was calculated through the contract expiration date. This methodology resulted in the weighted average tenure for customer relationships of approximately 20 years as these customers would continue to generate revenue over a period of at least 20 years. On an annual basis, the Company monitors material changes in its Cartus customer base and customer attrition rates to determine whether any indicators of an asset impairment exist or if changes in the amortization period would be appropriate. As there have been no material changes in the customer attrition rate since its initial recognition of the intangible asset, the Company believes that the existing client base will continue to generate revenue for the remainder of the estimated useful life of the asset.

10. Income Taxes, page F-58

27.	We note that you increased your valuation allowance by approximately $200 million for the fiscal year ended December 31, 2011. In light of your continuing losses and the state of the real estate market, please tell us in greater detail how you determined the amount of your valuation allowance; discuss the positive and negative evidence you considered in your analysis and cite the guidance that you relied upon.

Duc Dang

Securities and Exchange Commission

July 20, 2012

In response to the Staff’s comment, the Company advises the Staff that in consideration of the Company’s cumulative and continuing losses, the Company maintains a full valuation allowance against its net deferred tax asset position, excluding the impact of deferred tax liabilities associated with indefinite lived intangibles. The valuation allowance recorded during 2011 was determined based on the increase in our net definite-lived deferred tax asset balance driven primarily by the Company’s net operating losses.

During this determination, the Company considered the guidance in ASC 740, Accounting for Income Taxes, (“ASC 740”) which indicates that “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” Although the Company observed indicators of positive evidence such as the beginning of a recovery in the residential real estate market, for financial reporting purposes, the Company determined that there is not sufficient objectively verifiable positive evidence to overcome the negative evidence attributed to the history of losses in recent years.

12. Stock-Based Compensation, page F-62

Phantom Value Plan, page F-63

28.	Please explain in greater detail what the “Incentive Awards” consist of, how you determined the value of the $22 million of the awards granted on January 5, 2011, and how you account for the awards.

In response to the Staff’s comment, the Company advises the Staff that the $21.8 million of Incentive Awards (rounded to $22 million in the footnotes to the financial statements) granted to executive officers under the Phantom Value Plan are cash-based awards. The payment of these cash awards is contingent on the sale of Convertible Notes (or the shares of common stock of the Company into which the Convertible Notes are convertible) that were purchased by RCIV Holdings (Luxembourg) S.à.r.l. (“RCIV”) and will only be paid when RCIV receives cash upon the discharge or third-party sale of the Convertible Notes (or the underlying shares). As set forth under the heading “Compensation Discussion and Analysis” on page 140 of the Amendment, the Incentive Awards were granted in an effort to address in part the fact that the market value of the shares initially purchased by the participants in 2007 and the shares granted in the form of a restricted stock grant in 2007 had lost significant value. The amount of each Incentive Award granted to each member of the Executive Leadership Committee was determined by the sum of (1) the shares of common stock purchased by the executive at $10.00 per share in April 2007 (representing an aggregate purchase price of $18,500,000 for all of the members of the Executive Leadership Committee) and (2) the implied $10.00 per share April 10, 2007 grant date value of the executive’s restricted stock grant, net of shares forfeited to pay minimum withholding taxes due upon vesting (representing an aggregate of $3,328,927 for all members of the Executive Leadership Committee). The Company has disclosed the amount of potential compensation expense. However, since the cash payments made under the Phantom

Duc Dang

Securities and Exchange Commission

July 20, 2012

Value Plan related to the Incentive Awards are contingent events not controllable by the Company, compensation expense will not be recorded until it becomes probable that RCIV will receive cash upon the discharge or third-party sale of the Convertible Notes or the underlying shares of common stock.

Exhibits

29.	We note that you intend to file certain exhibits by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal opinion with the next amendment, please provide a draft copy for us to review.

The Company confirms that it will submit all exhibits as promptly as possible and acknowledges that the Staff may have further comments following its review of such exhibits. For the Staff’s supplemental review, the Company is submitting to the Staff as Annex A, a draft of the Exhibit 5 opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which will be issued substantially in the form included in Annex A.

* * * * *

Duc Dang

Securities and Exchange Commission

July 20, 2012

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Folake Ayoola, Securities and Exchange Commission

Mark Rakip, Securities and Exchange Commission

Jessica Barberich, Securities and Exchange Commission

Richard Smith, Domus Holdings Corp.

Anthony Hull, Domus Holdings Corp.

Marilyn Wasser, Domus Holdings Corp.

Richard Heller, PricewaterhouseCoopers LLP

Arthur D. Robinson, Simpson Thacher & Bartlett LLP

Marisa D. Stavenas, Simpson Thacher & Bartlett LLP

Annex A

Exhibit 5 Opinion

[Form of Exhibit 5 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP]

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

                     [            ], 2012

Domus Holdings Corp.

One Campus Drive

Parsippany, New Jersey 07054

Re:	Domus Holdings Corp.
Registration Statement on Form S-1
(File No. 333-181988)

Ladies and Gentlemen:

We have acted as special counsel to Domus Holdings Corp., a Delaware corporation (the “Company”), in connection with the initial public offering by the Company of [            ] shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) (including up to [            ] shares subject to an over-allotment option) (the “Shares”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (a) the Registration Statement on Form S-1 (File No. 333-181988) of the Company, as filed with the Securities and Exchange Commission (the “Commission”) under the Act on June 8, 2012; (b) Pre-Effective Amendments No. 1 through No. [    ] thereto (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (c) the form of underwriting agreement (the “Underwriting Agreement”) proposed to be entered into by and among [            ], as representatives of the several underwriters named in Schedule [    ] thereto (the “Underwriters”) and the Company, filed as Exhibit 1.1 to the Registration Statement; (d) a specimen certificate evidencing the Common Stock in the form of Exhibit 4.1 to the Registration Statement; (e) the Amended and Restated

Domus Holdings Corp.

[                     ], 2012

Certificate of Incorporation of the Company, as amended to date and currently in effect (the “Charter”); (f) the Amended and Restated Bylaws of the Company, as amended to date and currently in effect (the “Bylaws”); (g) the form of Amended and Restated Certificate of Incorporation (the “New Charter”) of the Company, to be in effect in connection with the consummation of the initial public offering (the “IPO”) of Common Stock of the Company and filed as an exhibit to the Registration Statement; (h) the form of Amended and Restated Bylaws of the Company (the “New Bylaws”), to be in effect in connection with the consummation of the IPO and filed as an exhibit to the Registration Statement; and (i) certain resolutions of the Board of Directors of the Company relating to the issuance of the Shares, the adoption of the New Charter and the New Bylaws and related matters. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials.

Members of our firm are admitted to the bar in the State of New York, and we do not express any opinion with respect to the law of any jurisdiction other than Delaware corporate law (including, to the extent applicable, the Delaware constitution and judicial decisions) and we do not express any opinion as to the effect of any other laws on the opinions herein stated.

Based upon and subject to the foregoing, we are of the opinion that the Shares, upon (i) due adoption by the Board of Directors of the Company of the New Charter, as filed with and certified by the Secretary of State of the State of Delaware, (ii) the adoption by the Board of Directors of the Company of the New Bylaws, (iii) due action by a duly appointed committee of the Board of Directors of the Company to determine the price per share of the Shares and (iv) due issuance of the Shares against

Domus Holdings Corp.

[                     ], 2012

payment therefor in the manner described in the Underwriting Agreement, will be duly authorized by all necessary corporate action of the Company and will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,